UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LuxUrban Hotels Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

21985R 105
(CUSIP Number)

Greenle Partners LLC Series Alpha P.S.
156 W Saddle River Road Saddle River, New Jersey 07458
Telephone: (201) 822-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greenle Partners LLC Series Alpha P.S.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,698,040 (1) (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,698,040 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,698,040 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5% (1) (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Does not include 2,156,251 shares of common stock underlying warrants issued by the Issuer to Greenle Partners LLC Series Alpha P.S., a Delaware limited liability company (“Greenle Alpha”), which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

(2) Includes 1,823,566 shares of common stock underlying senior convertible promissory notes issued by the Issuer to Greenle Alpha, which notes prohibit the conversion of such notes if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of such notes. This includes 73,566 shares of common stock issuable upon the conversion of the accrued interest on such notes as of February 28, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan Uryniak

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,901,822 (1) (2) (3)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,901,822 (1) (2) (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,901,822 (1) (2) (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1) (2) (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Does not include 2,156,251 shares of common stock underlying warrants issued by the Issuer to Greenle Alpha, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

(2) Includes 1,823,566 shares of common stock underlying senior convertible promissory notes issued by the Issuer to Greenle Alpha, which notes prohibit the conversion of such notes if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of such notes. This includes 73,566 shares of common stock issuable upon the conversion of the accrued interest on such notes as of February 28, 2023.

(3) Includes 203,782 shares of common stock underlying a senior convertible promissory note issued by the Issuer (the “Greenle Beta Note”) to Greenle Partners LLC Series Beta P.S., a Delaware limited liability company (“Greenle Beta”), which note prohibits the conversion of such note if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of such note.

Item 1.

(a)	Name of Issuer LuxUrban Hotels Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being jointly filed by Greenle Alpha and Alan Uryniak. Mr. Uryniak is the manager of Greenle Alpha and Greenle Beta. The filers of this statement are collectively referred to herein as the “Reporting Persons.”

The securities reported herein are held by Greenle Alpha. Mr. Uryniak, as the manager of Greenle Alpha and Greenle Beta, may be deemed to beneficially own the securities held by Greenle Alpha and Greenle Beta. To the extent Mr. Uryniak may be deemed to beneficially own such securities, he expressly disclaims any such beneficial ownership, except to the extent of his pecuniary interest therein.

The Joint Filing Agreement of Reporting Persons is attached hereto as Exhibit 1.

(b)	Address of the Principal Office or, if none, residence The business address of the Reporting Persons is 156 W Saddle River Road, Saddle River, New Jersey 07458.

(c)	Citizenship Greenle Alpha is organized under the laws of Delaware as a limited liability company. Mr. Uryniak is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, par value $0.00001 per share

(e)	CUSIP Number 21985R 105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned by Greenle Alpha: 2,698,040 shares of common stock. Includes 1,823,566 shares of common stock underlying convertible notes issued by the Issuer to Greenle Alpha, which notes prohibit the conversion of such notes if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of such notes. This includes 73,566 shares of common stock issuable upon the conversion of the accrued interest on such notes as of February 28, 2023. Does not include 2,156,251 shares of common stock underlying warrants issued by the Issuer to Greenle Alpha, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants. Amount beneficially owned by Alan Uryniak: 2,901,822 shares of common stock. Includes 1,823,566 shares of common stock underlying convertible notes issued by the Issuer to Greenle Alpha, which notes prohibit the conversion of such notes if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of such notes. This includes 73,566 shares of common stock issuable upon the conversion of the accrued interest on such notes as of February 28, 2023. Also includes 203,782 shares of common stock underlying a senior convertible promissory note issued by the Issuer to Greenle Beta, which note prohibits the conversion of such note if the holder or its affiliates would beneficially own more than 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the conversion of such note. Does not include 2,156,251 shares of common stock underlying warrants issued by the Issuer to Greenle Alpha, which warrants prohibit the exercise of such warrants if the holder or its affiliates would beneficially own more than 4.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock upon the exercise of such warrants.

(b)	Percent of class owned by Greenle Alpha: 9.5%, calculated based on the number of outstanding shares of common stock, 26,529,418, reported as the number of outstanding shares as of November 10, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus 1,823,566 shares of common stock issuable upon conversion of the Greenle Alpha Notes (as defined below). Percent of class owned by Alan Uryniak: 9.99%, calculated based on the number of outstanding shares of common stock, 26,529,418, reported as the number of outstanding shares as of November 10, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, plus 1,823,566 shares of common stock issuable upon conversion of the Greenle Alpha Notes and 694,288 shares of common stock issuable upon conversion of the Greenle Beta Note. On May 27, 2022, the Issuer and Greenle Alpha entered into a Securities Purchase Agreement, pursuant to which the Issuer issued to Greenle Alpha a 15% OID Senior Convertible Promissory Note due May 27, 2023. On September 30, 2022, the Issuer and Greenle Alpha entered into a Securities Purchase Agreement, pursuant to which the Issuer issued to Greenle Alpha a 15% OID Senior Convertible Promissory Note due September 30, 2023 and a 15% OID Senior Convertible Promissory Note due October 20, 2023 (collectively with the other notes of such series, the “Greenle Alpha Notes”). On February 17, 2023, Greenle Alpha sent a notice to the Issuer to increase its maximum percentage ownership blocker from 4.99% to 9.99%, effective April 19, 2023. The beneficial ownership limitation of the Greenle Alpha Notes is 9.99% of the number of shares of the Issuer’s common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of the Greenle Alpha Notes

(c)	Number of shares as to which Greenle Alpha has

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,698,040

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,698,040

Number of shares as to which Alan Uryniak has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,901,822

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,901,822

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2023

GREENLE PARTNERS LLC SERIES ALPHA P.S.

By:	/s/ Alan Uryniak
Title:	Manager

ALAN URYNIAK

/s/ Alan Uryniak
Alan Uryniak

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all subsequent amendments thereto) with respect to the common stock, par value $0.00001 per share, of LuxUrban Hotels Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 1, 2023.

GREENLE PARTNERS LLC SERIES ALPHA P.S.

By:	/s/ Alan Uryniak
Title:	Manager

ALAN URYNIAK

/s/ Alan Uryniak
Alan Uryniak